Exhibit 99.1

AgiiPlus Inc., a Leading Work Solutions Provider for Rapid-Change, Quick-Pivot Enterprises in China and Singapore, Announces Merger Agreement with Goldenbridge Acquisition Limited to Become a Publicly Traded Company on Nasdaq

Upon Completion of the Merger, the Combined Company is Expected to Trade on NASDAQ under New Ticker Symbol “AGII”

●	Founded in 2016, AgiiPlus has grown to become a leading work solutions provider for rapid-change, quick-pivot enterprises with progressive businesses in the emerging sectors of China and Singapore.

●	AgiiPlus generated revenues of RMB357 million (approximately US$55 million) in 2020 (unaudited)[1] with a compounded annual growth rate of 158% from 2016 to 2020. Revenues in 2020 increased 23.7% compared to 2019, despite the COVID-19 pandemic.

●	The proposed transaction values the combined company at an estimated enterprise value on a pro-forma basis of approximately $578 million, assuming no redemptions from the trust account.

●	As part of the transaction, AgiiPlus commits to complete an equity financing of no less than $15 million. In addition, AgiiPlus aims to raise $35 million through PIPE transactions.

Shanghai, China and Singapore — October 4, 2021 — AgiiPlus Inc. (“AgiiPlus” or the “Company”), a leading work solutions provider for rapid-change, quick-pivot enterprises in China and Singapore, announced today that it has entered into a definitive merger agreement (the “Merger Agreement”) on September 30 for a business combination with Goldenbridge Acquisition Limited (“Goldenbridge”) (NASDAQ: GBRG, GBRGU, GBRGW, GBRGR), a British Virgin Islands special purpose acquisition company. Upon consummation of the transaction contemplated by the Merger Agreement, (i) Goldenbridge will reincorporate to the Cayman Islands by merging with AgiiPlus Global Inc., a Cayman Islands exempted company and wholly owned subsidiary of Goldenbridge (“AgiiPlus Global”), and (ii) concurrently with the reincorporation merger, AgiiPlus Corporation Inc (“AgiiPlus Corp.”), a Cayman Islands exempted company and wholly owned subsidiary of AgiiPlus Global, will be merged with and into AgiiPlus, resulting AgiiPlus being a wholly owned subsidiary of AgiiPlus Global. Upon the closing of the transactions, the combined company is expected to remain NASDAQ-listed under a new ticker symbol “AGII”.

Founded in 2016, AgiiPlus has grown to become a leading work solutions provider for rapid-change, quick-pivot enterprises in China and Singapore.

To adapt to fierce competition and rapidly evolving market demands, companies are adjusting their business models to foster more agility to meet such demands. These transformative enterprises generally have organizational structure characteristics that are more flexible with higher technological attributes and are primarily focused on business development, which requires a one-stop solution that can dynamically meet various demands over their business life cycles.

Relying on its proprietary technologies, AgiiPlus offers transformative integrated working solutions to its enterprise customers, including a digital office marketplace to match enterprises with landlords, customized prefabricated renovation with smart building solutions, high quality flexible workspace with plug-in software and on-demand enterprise services.

AgiiPlus has established an innovative business model called S²aaS - Space & Software As A Solution which combines “Software As A Service” and “Space As A Service”. It adapts property technology, SaaS-based systems and high-quality physical workspace to provide integrated work solutions and improve work efficiency for enterprise customers.

1 According to the unaudited financial statements of AgiiPlus.

As of June 30, 2021, AgiiPlus has served over 7,500 enterprise clients and 95,000 online members with a comprehensive managed area of more than 500,000 square meters (approximately 5.38 million square feet). AgiiPlus has accumulated over 8,500,000 foot traffic for managed buildings and operates 50 physical agile working centers across Tier-1 and gateway cities in China and Singapore.

AgiiPlus has generated a compounded annual revenue growth rate of approximately 158% from 2016 to 2020. Revenues in 2020 increased by 23.7% compared to 2019, despite the COVID-19 pandemic.

The current management team of AgiiPlus will continue to run the combined Company after the transaction.

Goldenbridge Chairman Yongsheng Liu commented: “With Goldenbridge’s core mission to seek a disruptive, high impact, technology driven company, I am pleased we found AgiiPlus, a leading platform in China providing a full spectrum of working solutions for rapid-change, quick-pivot enterprises. I look forward to this partnership, which will enable us to collaboratively create greater value for all.”

Dr. Jing Hu, Founder of AgiiPlus, commented, “Today’s announcement marks a significant milestone for AgiiPlus, and we are thrilled to enter into this Merger Agreement with Goldenbridge. This transaction directly aligns with our strategic objectives and will enable us to further develop our innovative S2aaS platform while also expanding geographically, thus unleashing the exciting potential of our growth initiatives. We are confident that we are on our way to becoming the largest work solutions provider in China by 2022/2023. We believe this transaction will enable us to start the next chapter of our company’s journey of creating an ecosystem that effectively serves enterprises throughout their entire business lifecycle. We look forward to strengthening our leading position and maximizing value to our shareholders and customers.”

Key Transaction Terms

Under the terms of the Merger Agreement, Goldenbridge’s wholly owned subsidiary AgiiPlus Global will acquire AgiiPlus, resulting in AgiiPlus Global being a listed company on the Nasdaq Capital Market. At the effective time of such transactions, AgiiPlus’ shareholders and management will receive 52 million ordinary shares of AgiiPlus Global. All shares held by existing AgiiPlus shareholders will be subject to lock-up agreements for a period of twelve (12) months following the date the transaction closes, subject to certain exceptions

The proposed transactions contemplated by the Merger Agreement valued the combined company at an estimated equity value on a pro-forma basis of approximately $578 million assuming no redemptions from the trust account.

The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the Merger Agreement relating to the transaction, a copy of which will be filed by Goldenbridge with the SEC as an exhibit to a Current Report on Form 8-K.

Advisors

Maxim Group LLC is acting as M&A and financial advisor to Goldenbridge. Loeb & Loeb LLP is acting as legal advisor to Goldenbridge. Hunter Taubman Fischer & Li LLC is acting as legal advisor to AgiiPlus. MaloneBailey is acting as auditor to AgiiPlus. Chain Stone Capital Limited is acting as financial advisor to AgiiPlus.

About AgiiPlus

AgiiPlus is a leading work solutions provider for serving booming rapid-change, quick-pivot enterprises with progressive businesses in emerging sectors of China and Singapore. Relying on its proprietary technologies, AgiiPlus offers transformative integrated working solutions to its enterprise customers, including a digital office marketplace to match enterprises with landlords, customized prefabricated renovation with smart building solutions, high quality flexible workspace with plug-in software and on-demand enterprise services.

About Goldenbridge Acquisition Limited.

Goldenbridge Acquisition Limited is incorporated in the British Virgin Islands as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. Goldenbridge’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although Goldenbridge intended to focus on opportunities in the artificial intelligence and any other related technology innovations market.

Forward-Looking Statements

This press release contains, and certain oral statements made by representatives of Goldenbridge, AgiiPlus, and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Goldenbridge’s and AgiiPlus’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “aims,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Goldenbridge’s and AgiiPlus’ expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Goldenbridge or AgiiPlus and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Goldenbridge or AgiiPlus following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the business combination, including due to failure to obtain approval of the shareholders of Goldenbridge or other conditions to closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on NASDAQ following the business combination; (7) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that AgiiPlus or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the Form F-4 filed by AgiiPlus Global (when available) relating to the business combination, including those identified under the “Risk Factors” heading therein, and in other filings with the Securities and Exchange Commission (“SEC”) made by Goldenbridge and AgiiPlus. Goldenbridge and AgiiPlus caution that the foregoing list of factors is not exclusive. Goldenbridge and AgiiPlus caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Goldenbridge or AgiiPlus undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their respective expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

Important Information

AgiiPlus Global Inc. (“AgiiPlus Global”), Goldenbridge Acquisition Limited (“Goldenbridge”), and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Goldenbridge ordinary shares in respect of the proposed transaction described herein. Information about Goldenbridge’s directors and executive officers and their ownership of Goldenbridge’s ordinary shares is set forth in Goldenbridge’s Annual Report on Form 10-K filed with the SEC, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the Form F-4 pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated below.

In connection with the transaction described herein, AgiiPlus Global will file relevant materials with the SEC including a Registration Statement on Form F-4. Promptly after the registration statement is declared effective, Goldenbridge will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. INVESTORS AND SECURITY HOLDERS OF GOLDENBRIDGE ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT GOLDENBRIDGE WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDENBRIDGE, AGIIPLUS AND THE TRANSACTION. The proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Goldenbridge with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

For inquiries regarding AgiiPlus Inc., please contact

AgiiPlus

Mr. Phelix Yu

Phone: +86 (21) 2250 2249

IR@agiiplus.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 (138) 1081 7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 (973) 619-3227

Email: Julia@blueshirtgroup.com

For inquiries regarding Goldenbridge Acquisition Limited, please contact

Yongsheng Liu

Chief Executive Officer and Chairman

Goldenbridge Acquisition Limited

Tel: +86 (186) 0217-2929

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